Exhibit 99.1 Press release

Dr. Michel Fattouche Retires from Quarterhill Board

OTTAWA, Canada – April 19, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announced that Dr. Michel Fattouche, co-founder of Quarterhill, formerly Wi-LAN Inc. (“WiLAN”), is retiring from the Quarterhill Board and accordingly did not seek re-election to the Board of Directors at the Company’s annual and special meeting of shareholders held today.

“Michel co-founded WiLAN in 1993 with his partner Hatim Zaghoul.  Relying on his unique blend of technical expertise and entrepreneurial drive, he helped to develop patented wireless inventions that became a cornerstone for some of the most important wireless technology used today,” said Jim Skippen, Executive Chairman of Quarterhill.  Michel has contributed as a trusted and thoughtful Board member, as a technological innovator and as a trusted advisor for more than a decade, and we offer our sincere thanks and best wishes to him in all his future endeavors.”

Dr. Fattouche saw Quarterhill through its three phases of existence.  From the time he co-founded the Company in 1992 until 2005, WiLAN focused on wireless products based on his patented inventions. Then in 2006, WiLAN changed its focus to licensing its patented technologies, which included Michel’s inventions on 3G and 4G cellular standards, and then finally, in 2017, WiLAN changed its name to Quarterhill and added a new focus, aggregating technology companies in select market verticals.

“It has been a pleasure being involved with Quarterhill, throughout the various phases of the Company’s history and evolution,” said Dr. Michel Fattouche. “Quarterhill has an exciting future ahead of it. I look forward to watching the Company evolve while I continue to focus on my ongoing research on 5G cellular standards.”

Following completion of its annual and special meeting of shareholders, Quarterhill’s Board of Directors consists of the following eight members: Jim Skippen, Executive Chairman, Quarterhill; Roxanne Anderson, CEO, March Advisory; John Gillberry, President, Bayfield Capital Group; Ron Laurie, Managing Director, Inflection Point Strategy; Paul McCarten, former Partner at Borden Ladner Gervais LLP; Ian McKinnon, former CEO, Promis Systems and Certicom; Douglas Parker, CEO, Quarterhill; and, Richard Shorkey, former CFO, ATMOS Corporation.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems and innovation and licensing.  Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH.  For more information: www.quarterhill.com.

For media and investor inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com